CONFORMED COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
Amendment No. 1
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 23, 2010

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated April 15, 2010 relating to the Company’s proposed offering of additional American Depositary Shares. This current Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-164786).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: April 23, 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)
PROPOSED OFFERING OF ADDITIONAL
AMERICAN DEPOSITARY SHARES
This announcement is made pursuant to Rule 13.09 of the Listing Rules.
Reference is made to the Overseas Regulatory Announcements published by the Company on 7 April 2010 and on 15 April 2010.
The Board is pleased to announce that the Company has launched the ADR Offering on 15 April 2010. The ADR Offering comprises up to 3,500,000 ADSs. The Underwriters will also have the option to purchase up to an additional 525,000 ADSs from the Company at the Offer Price, less underwriting discounts and commissions, within 30 days, solely to cover over-allotments, if any. Each ADS represents 20 Shares. If the ADR Offering is fully subscribed and the over-allotment option is exercised in full, the Company will allot and issue 80,500,000 New Shares.
Upon completion of the ADR Offering, up to 80,500,000 New Shares will be allotted and issued to the Depositary by the Company and will be held by the Depositary under the Deposit Agreement. The ADSs will be listed on The Nasdaq Global Market. All of the New Shares will be allotted and issued pursuant to the General Mandate and therefore no further Shareholders’ approval will be required. The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the New Shares on the Stock Exchange.
On 15 April 2010, the Company published an Overseas Regulatory Announcement which sets out further details of the ADR Offering. Shareholders are advised to refer to the full text of that Overseas Regulatory Announcement for further details of the ADR Offering.
Further announcement(s) will be made by the Company to update Shareholders and potential investors on any material developments in the ADR Offering. Shareholders and potential investors are recommended to exercise caution when dealing in the Shares.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.
THE ADR OFFERING
Reference is made to the Overseas Regulatory Announcements published by the Company on 7 April 2010 and on 15 April 2010.
The Board is pleased to announce that the Company has launched the ADR Offering on 15 April 2010. The ADR Offering comprises up to 3,500,000 ADSs. The Underwriters will also have the option to purchase up to an additional 525,000 ADSs from the Company at the Offer Price, less underwriting discounts and commissions, within 30 days, solely to cover over-allotments, if any. Each ADS represents 20 Shares. If the ADR Offering is fully subscribed and the over-allotment option is exercised in full, the Company will allot and issue 80,500,000 New Shares.
The ADSs will be offered to selected institutional, professional or private investors. None of the ADSs will be offered to the general public in Hong Kong nor will they be placed to any connected persons of the Group.
It is expected that the Company will enter into an underwriting agreement with the Underwriters on or about 23 April 2010 and that the ADR Offering will be fully underwritten by the Underwriters.
New Shares to be issued
Upon completion of the ADR Offering, up to 80,500,000 New Shares will be allotted and issued by the Company to be held by the Depositary under the Deposit Agreement. The ADSs will be listed on The Nasdaq Global Market. The New Shares represent (i) approximately 11.76% of the issued share capital of the Company as at 14 April 2010 and (ii) approximately 10.53% of the enlarged issued share capital of the Company, assuming the ADR Offering is fully subscribed and the over-allotment option is exercised in full.
All of the New Shares will be allotted and issued pursuant to the General Mandate and therefore no further Shareholders’ approval is required for the ADR Offering. The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the New Shares on the Stock Exchange. All the New Shares will rank pari passu in all respects with the Shares then in issue on the date of issue of the New Shares. The issue of the New Shares is subject to the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the New Shares. Save as disclosed, the issue of the New Shares will not be subject to any condition.
Offer Price
The Offer Price is expected to be determined by agreement between the Company and the Underwriters on or about 23 April 2010.

Use of proceeds
The Company intends to use a portion of the net proceeds of the ADR Offering to launch a new domestic free television programme service in Hong Kong, and the remainder of the proceeds will be used for general corporate purposes. If the Company is not awarded a Hong Kong domestic free television programme service license, all of the net proceeds will be used for general corporate purposes. The offer price for the ADR Offering and the expected net proceeds from the ADR Offering have not been fixed as at 14 April 2010.
Listing
The ADSs will be listed on the Nasdaq Global Market.
An application will be made by the Company to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the New Shares on the Stock Exchange. No application will be made by the Company for the listing of the ADSs on the Stock Exchange.
REASONS FOR AND BENEFITS OF THE ADR OFFERING
The Directors believe that the ADR Offering is the most appropriate method of raising extra funds for the Group’s future business development taking into account the Group’s current working capital requirements, the prevailing market conditions and the cost involved in the ADR Offering.
The Directors also believe that the issue of the ADSs provides an attractive investment alternative for international investors, particularly potential investors in the United States, to invest in the Company, which will broaden and diversify the shareholder base of the Company. The Directors consider that the ADR Offering is in the best interests of the Shareholders as a whole.

SHAREHOLDING STRUCTURE
The following table sets out the shareholding structure of the Company as at 14 April 2010 and immediately upon completion of the ADR Offering, assuming the ADR Offering is fully subscribed, the over-allotment option is exercised in full, and that there are no other changes in the Company’s share capital prior to the completion of the ADR Offering:

	As at the date of this announcement		Immediately after the ADR Offering
Shareholders	No. of Shares	Approximately	No. of Shares	Approximately
		%		%

Mr. Wong Wai Kay, Ricky (Note 1)	346,959,573	50.69	346,959,573	45.35

Mr. Cheung Chi Kin, Paul (Note 2)	42,286,159	6.18	42,286,159	5.53

Mr. Yeung Chu Kwong, William	2,306,000	0.33	2,306,000	0.30

Mr. Lai Ni Quiaque (Note 3)	10,392,506	1.52	10,392,506	1.36

Public (Note 4)	282,553,106	41.28	363,053,106	47.46

	684,497,344	100.00	764,997,344	100.00

Notes:

(1)	339,814,284 Shares are held by Top Group International Limited which is 42.12% owned by Mr. Wong Wai Kay, Ricky.

(2)	24,924,339 Shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

(3)	10,392,506 Shares are jointly owned by Mr. Lai Ni Quiaque and his spouse.

(4)	Includes Shares represented by ADS, which are held by a custodian on behalf of the Depositary.
As of the date of this announcement, save for the 44,649,857 options granted under the share option scheme adopted by the Company on 23 December 2002, the Company has no outstanding convertible securities or options which are convertible into Shares.

GENERAL MANDATE
The New Shares will be issued under the General Mandate to allot, issue and deal with Shares granted to the Directors by resolution of the Shareholders passed at the annual general meeting held on 18 December 2009 subject to the limit up to 20% of the then issued share capital of the Company as at 18 December 2009. Under the General Mandate, the Company is authorized to issue up to 135,918,809 Shares. Up to the date of this announcement, no Share has been issued under the General Mandate.
FUND RAISING IN THE PAST 12 MONTHS
The Company had not conducted any other fund raising activities in the past twelve months immediately prior to the date of this announcement.
OVERSEAS REGULATORY ANNOUNCEMENT
On 15 April 2010, the Company has published an Overseas Regulatory Announcement which sets out further details of the ADR Offering. Shareholders are advised to refer to the full text of that Overseas Regulatory Announcement for further details of the ADR Offering.
Further announcement(s) will be made by the Company to update Shareholders and potential investors on any material developments in the ADR Offering. Shareholders and potential investors are recommended to exercise caution when dealing in the Shares.
DEFINITIONS
In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings when used herein:

“ADR(s)”	the American depositary receipts that evidence the ADSs

“ADR Offering”	the proposed issue of up to 4,025,000 ADSs (including the over-allotment option for 525,000 ADSs) representing up to 80,500,000 New Shares

“ADS(s)”	the American depositary share(s), each of which represents 20 Shares, to be issued by the Company in the United States pursuant to the ADR Offering

“Board”	the board of Directors

“Company”	City Telecom (H.K.) Limited, a company incorporated in Hong Kong with limited liability, the securities of which are listed on the Stock Exchange

“connected persons”	shall have the meaning ascribed to it under the Listing Rules

“Depositary”	The Bank of New York Mellon

“Deposit Agreement”	the deposit agreement dated 2 November 1999 among the Company, the Depositary and the ADR holders, which sets out the ADR holder rights as well as the rights and obligations of the Depositary

“Director(s)”	director(s) of the Company

“General Mandate”	the general mandate granted to the Directors by the Shareholders at the annual general meeting held on 18 December 2009, among other things, to allot, issue and deal with up to 20% of the then issued share capital of the Company as at the date of the annual general meeting

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“New Shares”	new Shares proposed to be issued as underlying securities for the ADSs to be issued for purposes of the ADR Offering

“Offer Price”	the price per ADS to be agreed upon by the Company and the Underwriters

“Share(s)”	ordinary share(s) of HK$0.10 each in the capital of the Company

“Shareholder(s)”	holder(s) of the Share(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Underwriters”	the underwriters of the ADR Offering named in the preliminary prospectus supplement attached to the Overseas Regulatory Announcement published by the Company on 15 April 2010

"%”	per cent

By Order of the Board City Telecom (H.K.) Limited Lai Ni Quiaque Executive Director, Chief Financial Officer and Company Secretary
Hong Kong, 15 April 2010

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.